EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Year Ended December 31,
	2004	2003	2002	2001	2000

Net income available to common shareholders	$133,911	$97,880	$112,111	$88,839	$58,961

Add:
Portion of rents representative of the interest factor	897	920	912	940	837
Interest on indebtedness	115,506	88,871	65,863	54,473	43,190
Preferred dividends	7,470	15,912	19,756	19,703	20,040
Amortization of debt cost	1,656	1,508	1,316	1,372	431
Net income as adjusted	$259,440	$205,091	$199,958	$165,327	$123,459

Fixed charges:
Interest on indebtedness	$115,506	$88,871	$65,863	$54,473	$43,190
Capitalized interest	4,992	6,361	9,642	9,698	4,204
Preferred dividends	7,470	15,912	19,756	19,703	20,040
Amortization of debt cost	1,656	1,508	1,316	1,372	431
Portion of rents representative of the interest factor	897	920	912	940	837
Fixed charges	$130,521	$113,572	$97,489	$86,186	$68,702

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED DIVIDENDS	1.99	1.81	2.05	1.92	1.80

Net income available to common shareholders	$133,911	$97,880	$112,111	$88,839	$58,961
Depreciation and amortization	111,809	88,853	76,855	67,803	55,344
Gain on sale of properties	(26,316)	(7,273)	(18,614)	(9,795)	(382)
Funds from operations	219,404	179,460	170,352	146,847	113,923
Add:
Portion of rents representative of the interest factor	897	920	912	940	837
Preferred dividends	7,470	15,912	19,756	19,703	20,040
Interest on indebtedness	115,506	88,871	65,863	54,473	43,190
Amortization of debt cost	1,656	1,508	1,316	1,372	431
Funds from operations as adjusted	$344,933	$286,671	$258,199	$223,335	$178,421

RATIO OF FUNDS FROM OPERATIONS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS	2.64	2.52	2.65	2.59	2.60